UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On October 17, 2017, Medigus Ltd. (the “Company”) convened its Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”), however, it was adjourned for one day to the same time and place due to lack of quorum. Accordingly, the Company’s adjourned Extraordinary Meeting will be convened on Wednesday, October 18, 2017 at 17:00 am, Israel time at the Company’s offices at Omer Industrial Park, Building No. 7A, Omer, Israel. At the adjourned Extraordinary Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum. Proxy cards delivered for the Extraordinary Meeting will be voted at the adjourned Extraordinary Meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-213280) and its Registration Statement on Form S-8 (File No. 333-206803).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: October 17, 2017	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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